UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ___________ to ____________.

Commission file number  001-35791

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below: Northfield Bank Employee Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principle executive office: Northfield Bancorp, Inc., 581 Main Street, Woodbridge, New Jersey 07095.

Northfield Bank Employee Savings Plan
Table of Contents
December 31, 2019 and 2018

The Northfield Bank Employee Savings Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the following financial statements and schedule have been prepared in accordance with the financial reporting requirements of ERISA.

The following financial statements, schedule and exhibits are filed as a part of this Annual Report on Form 11-K.

(a)	Financial Statements of the Plan	Page(s)
	Report of Independent Registered Public Accounting Firm	1
	Statements of Net Assets Available for Benefits	2
	Statement of Changes in Net Assets Available for Benefits	3
	Notes to Financial Statements	4-9

(b)	Schedule *
	Schedule of Assets (Held at End of Year) Schedule H, Part IV, Line 4i as of December 31, 2019	10
*	Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

(c)	Index to Exhibits	11

(d)	Signature	12

Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Participants
Northfield Bank Employee Savings Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Northfield Bank Employee Savings Plan (the “Plan”) as of December 31, 2019 and 2018, the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The accompanying schedule of assets (held at end of year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.

In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the Plan’s financial statements as a whole.

/s/ Withum Smith + Brown, PC

We have served as the auditor of the Plan since 2007.

Whippany, New Jersey
June 25, 2020

Northfield Bank Employee Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2019 and 2018
(in thousands)

	2019	2018
Assets
Investments at fair value:
Mutual funds	$15,619	$11,845
Interest in common/collective trusts	3,708	3,177
Northfield Bancorp, Inc. Common Stock Fund	8,855	8,799
Total investments at fair value	28,182	23,821
Notes receivable from participants	442	522
Net assets available for benefits	$28,624	$24,343

The Notes to Financial Statements are an integral part of these statements.

Northfield Bank Employee Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2019
(in thousands)

Additions
Additions to net assets attributable to:
Investment income
Interest and dividend income	$835
Net appreciation in fair value of investments	4,762
Total investment income	5,597
Contributions
Employer	422
Employee	1,460
Employee rollover	70
Total contributions	1,952
Total additions	7,549
Deductions
Deductions from net assets attributable to:
Participant distributions	3,290
Administrative expenses	84
Total deductions	3,374
Net increase in net assets	4,175
Transfers into Plan	106
Net assets available for benefits, beginning of the year	24,343
Net assets available for benefits, end of the year	$28,624

The Notes to Financial Statements are an integral part of this statement.

Northfield Bank Employee Savings Plan
Notes to Financial Statements
December 31, 2019 and 2018

1. Description of Plan

The following description is provided for general information summary purposes. Participants of the Northfield Bank Employee Savings Plan (the “Plan”) should refer to the Summary Plan document for a more detailed and complete description of the Plan provisions.

General
The Plan is a defined contribution employee savings plan covering all eligible employees of Northfield Bank (the “Bank”). The Bank is a wholly-owned subsidiary of Northfield Bancorp, Inc. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Pentegra Trust Company serves as the Plan's trustee. In January 2020, Principal Trust Company replaced Pentegra Trust Company as the Plan's trustee.

Plan Administration
The Plan is administered by the Compensation Committee of the Bank's Board of Directors.

Contributions
Employees with three months of credited service who are salaried employees or hourly paid employees who are eligible for the Bank's health benefits are eligible to participate in the Plan. Participants are automatically enrolled in the Plan at a deferral rate of 3% of compensation, as defined, with annual increases of 1% up to a maximum rate of 6%, unless the participant elects otherwise. Participants are entitled to contribute to the Plan between 2% to 100% (subject to certain IRS limitations) of their compensation, as defined in the Plan. Contributions can be made on a before-tax basis or after-tax basis.

The Bank matches a portion of the participants’ before or after tax contributions after one year of credited service. The Bank contributes an amount equal to one-quarter of the employee contributions up to the first 6% of compensation, as defined, contributed by eligible employees with less than three years of service. The Bank contributes an amount equal to one-half of the employee contributions up to the first 6% of compensation, as defined, for eligible employees with three or more years of service. The Bank may make discretionary contributions which may vary in amount from year to year. There were no discretionary Bank contributions made for 2019.

Vesting
Plan participants are 100 percent vested in the account balance attributable to their voluntary contributions and Bank discretionary contributions, including related earnings therein.

         The vesting schedule related to Bank matching contributions and related earnings therein is as follows:

Years of Service	Percentage Vested
Less than 1 year	-0-%
1 year	20%
2 years	40%
3 years	60%
4 years	80%
5 years or more	100%

Forfeitures
If a participant terminates employment with the Bank and is less than 100% vested in the employer contribution, the participant forfeits the non-vested portion of their employer contribution (as of the earlier of: (1) when the participant receives a distribution or (2) the end of the period of five consecutive one-year breaks in service.) Forfeitures are retained in the Plan and used to reduce future Bank contributions or pay Plan expenses. The

Northfield Bank Employee Savings Plan
Notes to Financial Statements
December 31, 2019 and 2018

balance of forfeitures included in Plan assets at December 31, 2019 and 2018 was $397 and $577, respectively. There were forfeitures of $3,804 that were used to reduce employer contributions in 2019.

Administrative Expenses
Expenses associated with administering the Plan are generally paid by the Bank. Certain participant-specific expenses are assessed against such participants' individual investment accounts. In addition, certain investment related expenses have been offset against net investment income and are not readily determinable.

Payment of Benefits
On termination of service due to death, a participant’s vested account balance will be distributed one of three ways: as a single cash payment within 1 year of the date of termination, through an annuity if eligible, or a rollover to an individual retirement account (“IRA”) or another qualified plan for a surviving spouse. For termination of service due to disability, retirement or other reasons, a participant may receive the value of the vested interest in his or her account as a single cash payment, rollover to an IRA or an annuity.

Participant Accounts
Individual accounts are established for each participant. Each participant's account is credited with the participant's contributions, the employer contributions, if any, and the proportionate share of dividends, interest and investment gains since the preceding valuation date. The participant's account is reduced by withdrawals, losses on investments and any administrative expenses.

Notes Receivable from Participants
Eligible participants may borrow up to the lesser of (1) fifty percent (50%) of the value of the employee vested account or (2) $50,000 reduced by the largest outstanding note receivable balance during the past 12 months. The interest rate on all such notes receivable are fixed for the term of the receivable and are based on the “prime rate” as published in the Wall Street Journal on the first day of the month in which the loan was made. The interest rates on notes receivable from participants ranged from 3.25% to 5.50% at December 31, 2019 and ranged from 3.25% to 5.25% at December 31, 2018.

Distributions
During employment, a participant may make withdrawals of amounts applicable to employee and vested employer contributions, subject to certain restrictions, as defined. Participants are entitled to withdraw funds upon attaining age 59 1/2 or for financial hardship before that age. Participants may qualify for financial hardship withdrawals if they have an immediate and substantial financial need, as defined by the Plan document. Participants are limited to one withdrawal in any calendar year.

Transfers into Plan
Participants of the Northfield Bank Employee Stock Ownership Plan, who have reached 55 years of age with ten years of participation in the Plan, are eligible to transfer all or a portion of their investment in Northfield Bancorp, Inc. common stock to any of the funds offered by the Plan. During the year ended December 31, 2019, eligible participants transferred approximately $106,000 into the Plan.

2. Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, using the accrual method of accounting.

Payment of Benefits
Amounts paid to participants are recorded upon distribution.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Northfield Bank Employee Savings Plan
Notes to Financial Statements
December 31, 2019 and 2018

Investment Valuation and Income Recognition
Mutual funds are valued on the last business day of the year based on published market values in active markets. Common/collective trust (“CCT”) fund fair values are determined by the respective fund manager using Net Asset Value (“NAV”) as a practical expedient. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. There were no significant unfunded commitments or restrictions on redemptions related to the CCTs as of December 31, 2019 and 2018. CCT funds can be redeemed daily.

The Northfield Bancorp, Inc. Common Stock Fund (“CSF”) consists primarily of Northfield Bancorp, Inc. common stock. In addition, the CSF also invested approximately 3% and 5% of its balance in money market instruments at December 31, 2019 and 2018, respectively. Participant ownership is measured in units of the CSF instead of shares of stock. The Plan directly owns common stock of Northfield Bancorp, Inc. The common stock is valued based upon quoted prices at the last reported sales price at the end of the year. The money market instruments are valued at cost plus interest earned, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date.

Investment income (loss), unrealized appreciation (depreciation), and realized gains (losses) for each participant directed investment fund are allocated to each participant in the same ratio that the participant’s account balance in the fund bears to the total account balances for all participants in that fund.

Notes Receivable from Participants
Notes receivable are valued at their unpaid principal balance plus any accrued but unpaid interest. Upon default, these receivables are deemed to be a distribution to the participant. No allowance for losses has been recognized at December 31, 2019 and 2018.

Risks and Uncertainties
The Plan has various investments, directed by participants, including mutual funds, common/collective trusts, and direct holdings in common stock of Northfield Bancorp, Inc. These investments are subject to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

The CSF is subject to various risks including concentration risk since the fund invests primarily in the common stock of Northfield Bancorp, Inc. and therefore the performance of the fund is primarily determined by the performance of Northfield Bancorp, Inc. common stock. The market price of Northfield Bancorp, Inc. common stock is dependent on a number of factors, including the financial condition and profitability of Northfield Bancorp, Inc. and Northfield Bank. In addition, the market price of Northfield Bancorp, Inc. common stock may be affected by general market conditions, market interest rates, the market for financial institutions, merger and takeover transactions, the presence of professional and other investors who purchase common stock on speculation, as well as other unforeseeable events not necessarily within the control of the board of directors of Northfield Bancorp, Inc. and the Bank.

New Accounting Pronouncements
In August 2018, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) 2018-13, Disclosure Framework: Changes to the Disclosure Requirements for Fair Value Measurement. This update changes the disclosure requirements for fair value measurements by removing, adding, and modifying certain disclosures. ASU 2018-13 is effective for financial statements issued for annual periods beginning after December 15, 2019, and interim periods within those annual periods. Early adoption is permitted. The Bank does not expect this update to have a material impact on the Plan's financial statements.

Northfield Bank Employee Savings Plan
Notes to Financial Statements
December 31, 2019 and 2018

3. Fair Value Measurements

In accordance with accounting principles generally accepted in the United States of America, each of the Plan’s fair value measurements are categorized in one of the following three levels based on the lowest level input that is significant to the fair value measurement in its entirety:

• Level 1—Quoted prices in active markets for identical assets or liabilities.

• Level 2—Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

• Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The following table represents the Plan’s fair value hierarchy for its investments measured at fair value on a recurring basis as of December 31, 2019 and 2018:

	Total	(Level 1)	(Level 2)	(Level 3)
	(in thousands)
December 31, 2019
Mutual funds, at fair value	$15,619	$15,619	$—	$—
Investments measured at NAV*
Common Collective Trust	3,708
Northfield Bancorp, Inc. Common Stock Fund	8,855
Total investments at Net Asset Value	12,563
Total investments	$28,182
December 31, 2018
Mutual funds, at fair value	$11,845	$11,845	$—	$—
Investments measured at Net Asset Value*
Common Collective Trusts	3,177
Northfield Bancorp, Inc. Common Stock Fund	8,799
Total investments at Net Asset Value	11,976
Total investments	$23,821

* In accordance with Subtopic 820-10, certain investments that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

The investment in CCTs and the CSF are valued at fair value using NAV as a practical expedient. The use of NAV is deemed appropriate for the common collective trusts as they do not have a finite life, unfunded commitments relating to the types of investment, or significant restrictions on redemptions. NAV is deemed appropriate for the CSF as the CSF does not have a readily determinable fair value. The unit of account for ownership in the CSF is the interest in the CSF itself and not the underlying common stock. The practical expedient is used for valuation, unless it is probable that the Plan will sell a portion of the investment at an amount different from the net asset valuation.

Northfield Bank Employee Savings Plan
Notes to Financial Statements
December 31, 2019 and 2018

4.  Tax Status

The Plan adopted a volume submitter plan which obtained its latest opinion letter on March 31, 2014, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”). Although the Plan has been amended since receiving the opinion letter, the Plan administrator believes that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified, and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by federal and state tax authorities. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2019 and 2018, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions, however, there are currently no audits for any tax periods in progress.

5. Plan Termination

The Bank has not expressed any intention to discontinue the Plan, however, it has the right under the Plan to terminate or discontinue employee and employer contributions to the Plan subject to the provisions of ERISA. In the event of Plan termination, Plan participants will become 100% vested in their Bank contribution accounts and are entitled to full distribution of such amounts.

6. Party-in-Interest Transactions

At December 31, 2019 and 2018, the Plan held 315,016 and 399,387 units, respectively, of the CSF. At December 31, 2019 and 2018, the CSF held 507,133 and 619,922 shares, respectively, of Northfield Bancorp, Inc. common stock.

Certain Plan investments are managed by the trustee or custodian of the Plan, and therefore, these transactions qualify as exempt party-in-interest transactions.

In addition, certain Plan participants borrow from the Plan. As of December 31, 2019 and 2018, the outstanding loans of the Plan participants were approximately $442,000 and $522,000, respectively. Plan participants are a party-in-interest to the Plan and these loans were exempt party-in-interest transactions pursuant to Section 408(e) of ERISA.

7.  Subsequent Events

The Plan administrator has evaluated for consideration of recognition or disclosure, subsequent events that have occurred through the date the financial statements were available to be issued, June 25, 2020, and has determined that, except for matters noted below, no significant events occurred after December 31, 2019, but prior to the issuance of these financial statements, that would have a material impact on its financial statements.

(i) Effective January 1, 2020, Northfield Bancorp, Inc. Common Stock Fund will no longer be offered as a standalone investment for new elections.

(ii) Effective January 27, 2020, the trustee, investment custodian and record keeping services for the Plan were transferred to Principal Trust Company.

Northfield Bank Employee Savings Plan
Notes to Financial Statements
December 31, 2019 and 2018

(iii) On March 11, 2020, the World Health Organization declared the Coronavirus (COVID-19) outbreak a global pandemic, which has adversely impacted the global economy by disrupting supply chains, lowering equity market valuations, creating significant volatility and disruption in financial markets, and increasing unemployment levels. While the length and severity of this pandemic cannot be reasonably estimated, it has negatively impacted the market price of Northfield Bancorp Inc. common stock and Plan assets. Because the values of the Plan’s individual investments have and will fluctuate in response to changing market conditions, the amount of losses that will be recognized in subsequent periods, if any, and the related impact on the Plan’s liquidity cannot be determined at this time.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security (“CARES”) Act was signed into law. The CARES Act provides temporary relief for retirement plan participants with respect to distributions and loans. The provisions of the CARES Act may be effective and operationalized immediately, prior to amending the Plan document.

Northfield Bank Employee Savings Plan
Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)
ID# 13-5578494; Plan# 002
December 31, 2019
(dollars in thousands)

			(c) Description of
			Investment Including
			Maturity Date, Rate
		(b) Identity of Issuer, Borrower	of Interest, Collateral,			(e) Current
*(a)		Lessor or Similar Party	Par, or Maturity Value		(d) Cost **	Value

		Mutual funds

		American Beacon Lg Cap Value Inv	49,227	shares	**	$1,348
		American Funds EuroPacific Class R6	8,246	shares	**	458
		Dodge and Cox Income	42,307	shares	**	594
		DFA US Small Cap Port	35,572	shares	**	1,246
		TIAA-CREF Social Choice Fund	1,516	shares	**	31
		T. Rowe Price Retirement Balanced Class 1	8,193	shares	**	97
		T. Rowe Price Growth Stock Fund Class 1	10,850	shares	**	796
		T. Rowe Price 2010 Class 1	1,140	shares	**	14
		T. Rowe Price 2015 Class 1	22,053	shares	**	275
		T. Rowe Price 2020 Class 1	59,629	shares	**	773
		T. Rowe Price 2025 Class 1	68,458	shares	**	915
		T. Rowe Price 2030 Class 1	118,301	shares	**	1,610
		T. Rowe Price 2035 Class 1	62,639	shares	**	870
		T. Rowe Price 2040 Class 1	51,217	shares	**	719
		T. Rowe Price 2045 Class 1	22,381	shares	**	318
		T. Rowe Price 2050 Class 1	38,154	shares	**	539
		T. Rowe Price 2055 Class 1	11,377	shares	**	162
		T. Rowe Price 2060 Class 1	8,627	shares	**	123
		Vanguard Mid Cap Index	7,846	shares	**	1,731
		Vanguard 500 Index	10,062	shares	**	3,000
		Total mutual funds				15,619

		Interest in common/collective trust

	*	Reliance Trust Company Stable Value Fund, Series 25053	20,830	shares	**	3,708

	*	Northfield Bancorp, Inc. Common Stock Fund	315,016	units	**	8,855

						$28,182

	*	Notes receivable from participants	Interest ranging from 3.25% to 5.50% maturing through 2033.			$442

		* Party-in-interest
		** Cost omitted for participant directed investments

See Report of Independent Registered Public Accounting Firm

Northfield Bank Employee Savings Plan
Index to Exhibits

Exhibit Number	Description	Page Number in Sequentially Numbered Form 11-K
23.1	Consent of Independent Registered Public Accounting Firm	13

SIGNATURE

        The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

NORTHFIELD BANK EMPLOYEE SAVINGS PLAN
DATE: June 25, 2020	By:	/s/ William R. Jacobs
William R. Jacobs
Chief Financial Officer
(Principal Financial and Accounting Officer)